SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

Form 11-K

(Mark One)

        (X)       ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                        For the Year Ended December 31, 1997

                                          OR

        ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                        For the Transition Period From      to
                                    Commission File Number

                    A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       ACCEPTANCE INSURANCE COMPANIES INC.
             EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN

                    B.  Name of issuer of the securities held
                        pursuant to the Plan and the address of its principal executive office:

                        ACCEPTANCE INSURANCE COMPANIES INC.
                               ONE CENTRAL PARK PLAZA
                      222 SOUTH 15TH STREET, SUITE 600 NORTH
                                OMAHA, NEBRASKA 68102

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    ACCEPTANCE INSURANCE COMPANIES INC.
                                    EMPLOYEE STOCK OWNERSHIP AND TAX
                                    DEFERRED SAVINGS PLAN
                                    -----------------------------------
                                    (Name of Plan)

        June 26,1998                      /s/ Georgia M. Mace
Date: __________________            By ________________________________
                                          Georgia M. Mace
                                          Plan Administrator

                             REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERSIA and are included there in as listed in the table of contents below.


Table of Contents



(a)   Financial Statements and Annual Report Schedules

      Independent Auditors' Report
      Statement of Net Assets Available for Benefits,
        December 31, 1997
      Statement of Net Assets Available for Benefits,
        December 31, 1996
      Statement of Changes in Net Assets Available for Benefits
        for the Year Ended December 31, 1997
      Statement of Changes in Net Assets Available for Benefits
        for the Year Ended December 31, 1996
      Notes to Financial Statements

(b)   Annual Report Schedules

      Item 27a - Schedule of Assets Held for Investment
        Purposes, December 31, 1997
      Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1997

(c)   Exhibits

      Exhibit 23 - Independent Auditors' Consent


Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Administrative Committee
Acceptance Insurance Companies Inc. Employee Stock
   Ownership and Tax Deferred Savings Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan (the Plan) as of December 31, 1997, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan as of Decmber 31, 1996 were audited by other auditors whose report dated June 5, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Acceptance Insurance Companies Inc. Employee Stock Ownership and Tax Deferred Savings Plan as of December 31, 1997, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental annual report schedules are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Tighe,Massman & Nelson, P.C.
Certified Public Accountants

June 5, 1998
Omaha, Nebraska

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Net Assets Available for Benefits
For the Year Ended December 31, 1997
---------------------------------------------------------------------------------------------------
                                                       PARTICIPANT DIRECTED
                                    ------------------------------------------------------------------
                                    Guaranteed                                                  Capital       Acceptance
                                    Interest             Market         Balanced    Income       Appreciation    Common
                                    Contracts            Funds          Portfolio  Portfolio   Portfolio     Stock Fund
                                    ---------             -----          ------    ---------  ---------      ------------

Assets

Investments at Fair Value:
  Acceptance Insurance
    Companies Inc.
    Common Stock                    $    --                $  --     $    --       $    --    $    --        $1,536,511
  Money Market Fund                    85,412               275,085       22,097      9,090      643,185          5,292
  U.S. Government Securities &
    Agencies                             --                  --         585,374    272,421      419,225           --
  Corporate Bonds                        --                   --         277,642    217,145    1,798,714           --
  Common Stock                           --                   --       1,054,248    203,986    4,477,643           --
  Preferred Stock                        --                   --          28,626     26,163         --             --
  Mutual Funds                        817,844                 --             --       --            --             --
  Participant Loans                      --                   --             --       --            --             --
Investments at Contract Value:
  Guaranteed Interest Contracts        18,181                 --             --       --            --             --
  Certificate of Deposit              174,935                 --             --       --            --             --


Receivables:
  Employer Contributions                  --                  --             --       --            --              --
  Employee Contributions                   --                 --             --       --          --               --
  Accrued Interest                     13,439                 1,341       15,603      8,203       56,093              8
                                        --------            --------    --------    --------    ----------    ---------
           Total Assets                    1,109,811        276,426    1,983,590    737,008     7,394,860      1,541,811
                                      -----------            ---------  ----------   --------    ----------    ---------

Liabilities


  ESOP Loan                              --                  --           --          --            --         --
                                      --------            --------     --------   --------     --------   ----------
    Total Liabilities                    --                  --           --          --           --          --
                                      --------            --------     --------   --------     --------   ----------

Net Assets Available for
 Benefits                           $1,109,811            $ 276,426    $1,983,590  $737,008   $7,394,860     $1,541,811

                                    ===========            =========   ==========  ========= ============    ==========





Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Net Assets Available for Benefits
For the Year Ended December 31, 1997
---------------------------------------------------------------------------------------------------
                             PARTICIPANT DIRECTED                        NON-PARTICIPANT
                                                                              DIRECTED
                             ---------------------               -----------------------------------
                                                                         Employee Stock
                                                                             Ownership
                                      Other                         Allocated           Unallocated          Total
                                   ----------                       ---------           -----------         --------
Assets

Investments at Fair Value:
  Acceptance Insurance
    Companies Inc.
    Common Stock                   $   --                         $1,411,776                $369,585          $3,317,872

  Money Market Fund                    --                                  30                     --           1,040,191
  U.S. Government Securities
    & Agencies                         --                                 --                      --           1,277,020
  Corporate Bonds                      --                                 --                      --           2,293,501

  Common Stock                         --                                 --                      --           5,735,877
  Preferred Stock                      --                                 --                      --              54,789

  Mutual Funds                         --                                 --                      --             817,844
  Participant loans                    449,252                            --                      --             449,252

Investments at Contract Value:
  Guaranteed Interest Contracts        --                                 --                      --              18,181

  Certificate of Deposit               --                                 --                      --             174,935

      Receivables:
  Employer Contributions             1,066,917                            --                      --           1,066,917

  Employee Contributions              151,796                             --                 --                 151,796

  Accrued Interest                      --                                --                 --                  94,687
                                     ----------                         --------          --------           ----------
 Total Assets                        1,667,965                          1,411,806         369,585            16,492,862
                                     ----------                         ----------        ---------           ----------

Liabilities

 ESOP Loan                               --                            --                  168,098              168,098
                                      --------                      --------              --------           ----------
    Total Liabilities                    --                            --                  168,098              168,098
                                      --------                      --------              --------            ---------

Net Assets Available for
 Benefits                            $1,667,965                   $1,411,806            $ 201,487           $16,324,764
                                     ==========                   ==========             =========          ============

                       The accompanying notes are an integral part of these financial statements.

/TABLE

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1996
---------------------------------------------------------------------------------------------------
                                                   PARTICIPANT DIRECTED
                              --------------------------------------------------------------------
                                      Guaranteed       Money                               Capital         Acceptance
                                      Interest         Market    Balanced    Income       Appreciation         Common
                                      Contracts        Funds     Portfolio   Portfolio     Portfolio       Stock Fund
                                      ---------        -----     ------     ---------     ----------       -----------
Assets

Investments at Fair Value:
  Acceptance Insurance
    Companies Inc.
    Common Stock                      $  --            $   --     $   --       $    --      $      --       $1,112,517
  Money Market Fund                    101,885          229,767       88,446      27,745        273,246         17,175
  U.S. Government Securities
    & Agencies                           --                --        228,597     108,763           --            --
        Corporate Bonds                  --                --        139,174      97,845      1,526,181          --
  Common Stock                           --                --        531,703      90,117      3,499,464          --
  Preferred Stock                        --                --         70,750      32,800            --           --
  Mutual Funds                         510,891             --           --          --              --           --
  Participant Loans                      --                --           --          --              --           --

Investments at Contract Value:
  Guaranteed Interest Contracts        131,441             --           --          --              --           --
  Certificate of Deposit               172,141             --           --          --              --           --

Cash                                     --                --             34          51            --           --

Receivables:
  Employer Contributions                 --                --           --          --              --           --
  Employee Contributions                 --                --           --          --              --           --
  Accrued Interest                       6,974            1,085        7,855       3,505         44,813             65
                                      --------        --------    ----------     ---------      --------   ------------
    Total Assets                       923,332          230,852    1,066,559     360,826      5,343,704      1,129,757
                                      --------        ----------   ----------    ---------     ---------   ------------

Liabilities
  Excess Contributions Payable            3,204               94       10,044       3,176        16,763            7,113

  ESOP Loan                                --                 --         --          --            --               --
                                        --------         --------      --------   --------   --------         ----------
    Total Liabilities                     3,204               94       10,044       3,176        16,763            7,113
                                        --------         --------      --------  --------    ----------       ----------
Net Assets Available for
 Benefits                              $920,128         $230,758   $1,056,515    $357,650    $5,326,941      $1,122,644
                                       =========       ==========  ==========    =========     ==========     ==========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Net Assets Available for Benefits
For Year Ended December 31, 1996
---------------------------------------------------------------------------------------------------
                                                                 NON-PARTICIPANT
                                                                      DIRECTED
                               ----------------     ------------------------------
                                                                  Employee
                                                                   Stock
                                                                  Ownership
                                        Other           Allocated        Unallocated         Total
                                      ----------        ---------        -----------         -----
Assets

Investments at Fair Value:
  Acceptance Insurance
    Companies Inc.
    Common Stock                    $     --          $1,116,823       $373,413         $ 2,602,753
  Money Market Fund                       --                 289          --                738,553
  U.S. Government Securities
  & Agencies                              --             --               --                337,360
  Corporate Bonds                         --             --               --              1,763,200
  Common Stock                            --             --               --              4,121,284
  Preferred Stock                         --             --               --                103,550
  Mutual Funds                            --             --               --                510,891
  Participant Loans                   319,113            --               --                319,113

Investments at Contract Value:
  Guaranteed Interest Contracts           --             --               --                131,441
  Certificate of Deposits                 --             --               --                172,141
Cash                                      --             --               --                     85

Receivables:
  Employer Contributions              848,536            --               --                848,536
  Employee Contributions              111,659            --               --                111,659
  Accrued Interest                        --                   1          --                 64,298
                                     ---------        ----------       --------          ----------
    Total Assets                     1,279,308         1,117,113        373,413          11,824,864
                                    ----------        ----------       --------          ----------

Liabilities

  Excess Contributions Payable           --              --               --                 40,394
  ESOP Loan                              --              --             207,991             207,991
                                    ----------        --------         --------          ----------
    Total Liabilities                   --               --             207,991             248,385
                                          ----------  --------         --------          ----------
Net Assets Available for
 Benefits                           $1,279,308        $1,117,113       $165,422         $11,576,479
                                    ==========        ==========       ========          ==========

                       The accompanying notes are an integral part of these financial statements.

/TABLE

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1997
---------------------------------------------------------------------------------------------------
                                                      PARTICIPANT DIRECTED
                                  --------------------------------------------------------------------------------------
                                      Guaranteed                                             Capitol         Acceptance

                                      Interest      Market       Balanced       Income       Appreciation    Common
                                      Contracts     Funds        Portfolio     Portfolio     Portfolio       Stock Fund
                                      ---------     ------      ---------       -----------  ------------    ----------
Additions:
Investment Income:
  Interest                           $  19,690      $    15,428    $   52,706   $ 26,921     $  196,151       $     299
  Dividends                               --               --          11,867      4,867         59,996             --
  Realized Gain                          4,683             --          25,867    123,512        829,747          24,420
  Unrealized Gain                           58             --          39,202    44,306         563,679         245,181
                                      --------          --------     ---------   --------       --------     -----------
                                        24,431           15,428       129,642    199,606      1,649,573         269,900
                                       --------        --------    ----------   -------      ----------      ----------
Allocation of 3,628 shares of
  Company Stock at Market                 --               --            --        --              --              --
                                      ---------        -------     ----------   -------     ---------       -----------
Contributions:
  Employee                               --           1,544,134          --        --              --               --
  Employee Rollovers                    19,102            8,124        51,055    78,100          45,635           8,501
  Employer                               --             848,537          --        --              --               --
  Interest Paid by Acceptance
    on behalf of Plan                    --                 --           --        --              --               --
                                      --------         --------      ---------   --------       --------      ----------
                                        19,102       2,400,795        51,055     78,100          45,635           8,501
                                      --------         --------     ----------   --------       --------      ----------
      Total Additions                   43,533        2,416,223       180,697   277,706      1,695,208         278,401
                                       --------       ---------      ---------  ---------    ----------        ---------
Deductions:

  Distributions to Plan
    Participants                       104,782           56,402       150,169    32,257        320,999         68,149

  Allocation of 3,628 shares
    of Company Stock at
    Market                                 --               --           --          --            --              --
  Interest on ESOP Loan                    --               --           --          --            --              --
                                        --------         --------     ---------   --------      --------       ---------

    Total deductions                    104,782          56,402        150,169      32,257       320,999          68,149
Net Transfer of Assets
  (to) from                             250,932      (2,314,153)       896,547     133,909       693,710         208,915
                                        --------     -----------     -----------  ---------     --------     -----------
Net Increase                            189,683          45,668        927,075     379,358     2,067,919         419,167

Net Assets Available for
  Benefits Beginning of Year            920,128        230,758      1,056,515     357,650     5,326,941       1,122,644
                                        ---------     ----------      -----------  --------   ----------       --------
Net Assets Available for
 Benefits End of Year               $ 1,109,811     $  276,426     $1,983,590    $737,008     $7,394,860      $1,541,811
                                     ==========     ===========    ============  =========   ==========       ==========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1997
---------------------------------------------------------------------------------------------------
                                                             NON-PARTICIPANT
                                                              DIRECTED
                                     -----------    ------------------------------------------
                                                                         Employee Stock
                                                                           Ownership
                                        Other         Allocated   Unallocated        Total
                                      ----------     ---------    -----------     ----------
Additions:
Investment Income:
  Interest                            $    --        $     24      $  --        $    311,219
  Dividends                                --            --            --             76,730
  Realized Gain                            --          14,976          --          1,023,205
  Unrealized Gain                          --         251,963         62,365       1,206,754
                                      --------       --------       --------      ----------
                                           --         266,963         62,365       2,617,908
                                      ---------      ---------      --------      ----------
Allocation of 3,628 shares of
  Company Stock at Market                  --          66,193          --             66,193

Contributions:
  Employee                               40,137         --             --          1,584,271
  Employee Rollovers                       --           --             --            210,517
  Employer                              218,380         --            39,893       1,106,810
  Interest Paid by Acceptance
    on behalf of Plan                      --           --            16,202          16,202
                                       --------      --------       --------      ----------
                                        258,517         --            56,095       2,917,800
                                       --------      --------       --------      ----------
      Total Additions                   258,517       333,156        118,460       5,601,901
                                      ---------      ---------      ---------     -----------
Deductions:

  Distributions to Plan
    Participants                           --          38,463          --            771,221

  Allocation of 3,628 shares
    of Company Stock at
    Market                               --             --            66,193          66,193
  Interest on ESOP Loan                  --            --             16,202          16,202
                                      --------       --------       --------      ----------
    Total deductions                     --            38,463         82,395         853,616

Net Transfer of Assets
  (to) from                            130,140          --               --            --
                                      ---------       ---------     ---------     -----------
Net Increase                           388,657        294,693         36,065       4,748,285

Net Assets Available for
 Benefits Beginning of Year           1,279,308     1,117,113        165,422      11,576,479
                                     ----------     ----------     ----------   --------------
Net Assets Available for
 Benefits End of Year                $1,667,965    $1,411,806       $201,487     $16,324,764
                                     ==========    ==========       ========    ==============

                       The accompanying notes are an integral part of these financial statements.

/TABLE

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1996
---------------------------------------------------------------------------------------------------
                                             PARTICIPANT DIRECTED
                                         -----------------------------------------------------
                                   Guaranteed                       Money
                                   Interest                         Market        Balanced
                                   Contracts                        FUND          Portfolio
                                   ---------                        ------        ---------

Additions:
Investment Income:
  Interest                                         $ 19,313           $    13,387        $  29,663
  Dividends                            --                          --                 8,522
 Realized Gain (Loss)                  --                          --                70,757
 Unrealized Gain                     24,683                        --                35,268
                                    -------                      -------           --------
                                     43,996                         13,387          144,210
                                    --------                     --------          ---------
      Allocation of 3,366 shares of
Company Stock at Market                 --                          --                  --
                                    --------                     ---------         ----------

Contributions:
  Employee                              --                       1,168,432              --
  Employee Rollovers                  6,679                         90,741           88,643
  Employer                              --                         239,408           (2,395)
  Interest Paid by Acceptance
  on behalf of Plan                     --                           --                 --
                                    -------                       ---------        ---------

                                      6,679                      1,498,581           86,248
                                    -------                      ---------         ----------
    Total Additions                  50,675                      1,511,968          230,458
                                    -------                      ---------         ----------
Deductions:
  Return of Excess
    Contributions                     3,204                             94           10,044
 Distributions to Plan
    Participants                     15,919                        82,582            65,354

Allocation of 3,336 Shares of
Company Stock at Market               --                              --               --
Interest on  ESOP Loan                --                              --               --
                                    --------                     --------          ---------
    Total Deductions                 19,123                        82,676            75,398

Net Transfer of Assets
  (to) from                         433,375                    (1,514,651)          290,328
                                    -------                    -----------          ---------

Net Increase (Decrease)             464,927                       (85,359)          445,388

Net Assets Available for
 Benefits Beginning of Year         455,201                       316,117           611,127
Net Assets Available for
 Benefits End of Year             $ 920,128                   $   230,758        $1,056,515
                                  =========                      ========       ============





















Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1996
---------------------------------------------------------------------------------------------------
                                                             PARTICIPANT DIRECTED
                                             -----------------------------------------------------
                                                              Capital        Acceptance
                                             Income        Appreciation       Common
                                             Portfolio       Portfolio       Stock Fund       Other
                                             ---------      ------------     ----------     -------
Additions:
Investment Income:
  Interest                                  $ 12,944       $   155,630      $       342         --
  Dividends                                    3,446            62,059               --         --
  Realized Gain (Loss)                        15,936           (72,055)          6,959         --
  Unrealized Gain                              3,710           413,068          267,395         --
                                            --------         ---------        --------        -------
                                              36,036           558,702          274,696         --
                                            --------         ----------      --------        -------
Allocation of 3,366 shares of
   Company Stock at Market                      --                --             --            --
                                            --------          ----------      --------       -------

Contributions:
  Employee                                       --                (83)            --         111,659
  Employee Rollovers                          50,374           260,496          24,361            --
  Employer                                       --             (2,396)            --         609,128
  Interest Paid by Acceptance
  on Behalf of Plan                              --                  --            --              --
                                            ---------         ----------      --------         -------
                                              50,374           258,017          24,361      720,787
                                            --------           ---------       --------     --------
    Total Additions                           86,410           816,719         299,057      720,787
                                            ---------          ----------      ---------    --------

Deductions:
  Return of Excess
    Contributions                              3,176            16,763           7,113          --
  Distributions to Plan
    Participants                              43,509           268,068          78,604          --
  Allocation of 3,366 Shares
    of Company Stock at Market                  --              --                --            --
  Interest on ESOP Loan                         --              --                --            --
                                            --------         ----------        --------        --------

      Total Deductions                        46,685           284,831          85,717           --
Net Transfer of Assets
  (to) from                                   97,990           557,865         156,530        (22,135)
                                             -------         ----------        --------       ---------
Net Increase (Decrease)                      137,715        1,089,753          369,870        698,652

Net Assets Available for
 Benefits Beginning of Year                  219,935        4,237,188          752,774        580,656
                                            --------         ----------        --------       ---------
Net Assets Available for
 Benefits End of Year                       $357,650        $5,326,941      $1,122,644     $1,279,308
                                            ========        ==========      ===========     ===========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1996
---------------------------------------------------------------------------------------------------
                                                   NON-PARTICIPANT
                                                      DIRECTED
                                   -----------------------------------
                                             Employee
                                              Stock
                                            Ownership
                                    Allocated       Unallocated          Total
                                    ---------       -----------          -----
Additions:
Investment Income:
  Interest                          $       40      $    --               $  231,319
  Dividends                              --              --                   74,027
  Realized Gain (Loss)                  11,864           --                   33,461
  Unrealized Gain                      261,886        106,478              1,112,488
                                      --------        --------             ---------
                                       273,790        106,478              1,451,295
                                      --------        --------            ----------
Allocations of 3,366 shares of
Company Stock at Market                 64,375           --                   64,375
                                      --------        ---------           ----------

Contributions:
  Employee                               --              --                1,280,008
  Employee Rollovers                     --              --                  521,294
  Employer                               --            37,019                880,764
  Interest Paid by Acceptance
   on behalf of Plan                     --            19,075                 19,075
                                      --------        --------             ---------
                                         --            56,094              2,701,141
                                      --------        --------             ---------
    Total Additions                    338,165        162,572              4,216,811
                                      --------        --------            ----------
Deductions:
  Return of Excess
    Contributions                       --               --                   40,394
  Distributions to Plan
    Participants                        82,427           --                  636,463

Allocation of 3,366 Shares of
 Company Stock at Market                 --            64,375                 64,375
Interst on ESOP Loan                      --           19,075                 19,075
                                      --------        --------             ---------
    Total Deductions                    82,427         83,450                760,307

Net Transfer of Assets
  (to) from                                699            (1)                  --

                                       --------       --------            ----------
Net Increase (decrease)                256,437         79,121              3,456,504

Net Assets Available for
  Benefits Beginning of year           860,676         86,301              8,119,975
                                      --------        --------             ---------
Net Assets Available for
  Benefits End of year              $1,117,113       $165,422           $11,576,479
                                    ==========        ========            ===========

                       The accompanying notes are an integral part of these financial statements.

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Notes to Financial Statements
December 31, 1997

1.    Description of the Plan

      The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      A.    General

      The Acceptance Insurance Companies Inc. Employee Stock
      Ownership (ESOP) and Tax Deferred Savings Plan (401[k])(the
      Plan) was established to enable participating employees of
      Acceptance Insurance Companies Inc. (the Company) to share
      in the growth of the employer and to            provide participants
      with future economic security. Participation in the Plan is voluntary and is applicable to all employees who have been credited with one year of service and attained the age of 21 for the ESOP portion and have been credited with six months of service and attained the age of 21 for the 401(k)portion.
      The Plan is administered by the Acceptance Insurance
      Companies Inc. Administrative Committee.

      B.    Contributions

      Employee contributions are invested in one or more funds as elected by the employee. As of December 31,1997, the following funds were available for investment: Money Market Funds, Income Portfolio, Balanced Portfolio, Capital Appreciation Portfolio, Guaranteed Interest Contracts, and
      Acceptance Insurance          Companies Inc. Common Stock Fund.
      Employer contributions are invested only in the Acceptance Common Stock Fund for the ESOP portion of the Plan and in one or more funds for the 401(k) portion of the Plan, as directed by the participant. Participants may change their investment options quarterly.

      Each participant may, subject to the maximum limitations under ERISA, contribute to the 401(k)portion from 1% to 15% of their compensation, as defined under the Plan. The Company may, but is not required to, contribute a matching contribution. The Company may also make an additional discretionary contribution. Any Company contributions are determined by the Company's Board of Directors.

      C.    Vesting

      Employer contributions to the ESOP portion of the Plan
      become vested in accordance with a vesting schedule which
      increases 20% for each consecutive year of service starting with the third year of service and are fully vested after
      seven years of service. For the 401(k) portion of the Plan, except upon death, disability or retirement, whereupon
      employer contributions become fully vested, employer
      contributions are vested 10% with one year of service             and
      vesting increases to 30%, 50%, 75%, and 100% through five years of service. Employee contributions are fully vested at all times.

      The normal form of benefit for a participant who terminates or retires is a lump sum payment. If the participant's
      account was invested in Acceptance Insurance Companies Inc.
      common stock, the payment can             be in the form of stock
      or cash. For all other account, balances the lump sum payment is in cash only.

      D.    Forfeited Accounts

      For terminated employees withdrawing their vested accounts, forfeited accounts are reallocated to participants in the same proportion each participant's salary reduction is to the total of all participants' salary reduction. ESOP forfeitures are allocated in the same manner as the Employer Discretionary ESOP contribution. During the Plan Year ended December 31,1997 and 1996, forfeited account balances totaled $35,119 and $7,110, respectively.

      E.    Loans to Participants

      The Plan provides that participants may be granted loans subject to certain terms and maximum dollar or vested account balance limits, as defined by the Plan. These loans mature within five years from the date they are granted, except loans for the participant's principal residence can be extended beyond five years. Loan payments are withheld from employee payroll and submitted to the trustee.

      F.    Plan Termination

      The term of the plan is indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. In the event the Plan is terminated, with certain exceptions, each participant's account becomes 100% vested. The Company is required to direct the Trustee to distribute the Plan's assets to participants in lump sum distributions, which shall be made in whole shares of Acceptance Insurance Companies Inc. stock to the extent the fund is so comprised and cash.

2.    Summary of Significant Accounting Policies

      A.    Basis of Accounting

      The financial statements of the Acceptance Insurance
Companies Inc.  Employee Stock Ownership and Tax Deferred Savings
Plan are prepared on the accrual basis of accounting.


      B.    Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of asset and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

      C.    Investment Valuation and Income Recognition

      Investments in equity securities are recorded at fair value. Mutual fund units are recorded at reported net asset value. Investments in guaranteed interest contracts are valued at contract value (see Note 3), which approximates fair value. Participant loans are carried at the balance of outstanding principal.

      Purchases and sales of securities are recorded on a settlement-date basis, which approximates trade-date basis.
      Interest and dividend income are reported on the accrual basis.

      D.    Payment of Benefits

      Benefits are recorded when paid.

3.    Guaranteed Interest Contracts with Insurance Company

      Assets that were merged into the Plan from the Redland Group 401(K) Plan include a Guaranteed Interest Account entered into with Principal Mutual Life Insurance Company (Principal) on September 1, 1992. Pursuant to the merger, the contracts were transferred to the Plan trustee, who maintains the contributions. During 1997 and 1996, funds from contracts with Principal that had matured were converted to a mutual fund. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Principal. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals.

4.    Exercise of Warrants and ESOP Loan

      Effective November 28, 1994, the Plan exercised its 27,010 warrants to purchase common stock of Acceptance Insurance
      Companies Inc. at $11.00 a share, for a total purchase price of $297,110, financed by a term note guaranteed by Acceptance Insurance Companies Inc.

      The term note bears interest at 7.5%, payable in annual installments of $56,094, including principal and interest. The annual principal and interest payments are due beginning February 1, 1995, with any remaining principal due February 1, 2001. Effective November 28, 1994, the Company entered into a contribution agreement whereby the Company agrees to contribute to the Plan a sufficient amount to allow the Plan to pay the annual installments of principal and interest on the loan. The Plan agrees to apply any amounts received toward the annual principal and interest installments. Interest of $16,202 was paid by the Company on behalf of the Plan, for the year ended December 31, 1997. Loan principal repayments will be made as follows:

                        1998                    $ 43,487
                        1999                      46,749
                        2000                      50,254
                        2001                      27,608
                                                --------
                                                $168,098
                                                ========

      The loan is collateralized by the unallocated shares of stock. As the ESOP loan is paid, stock is released from encumbrance and allocated to participants' accounts based on a predetermined formula. The lender has no right against shares that have been released and allocated under the ESOP. Accordingly, the financial statements present separately the assets and liabilities and changes therein related to:

            .     Stock already released and allocated to
                  participant accounts.

            .     Stock not yet allocated to employees
                  (unallocated).




     5.Income Tax Status

      The Internal Revenue Service has informed the Company that the Plan, as amended and restated October 1, 1990, is qualified under Section 401(a) of the Internal Revenue Code
      (IRC) and is, accordingly, exempt from federal income taxes under the provisions of Section 501(a) of the IRC.

      A participant's contributions to the 401(k) portion of the Plan are made on a pre-tax basis, i.e., they are excluded from gross income for tax purposes, but are subject to social security taxes. A participant is not subject to federal income taxes on the amount of participant conributions, Company contributions or Plan earnings until such amounts are withdrawn or distributed. The tax consequences to participants will vary depending on the circumstances at the time of distribution.

6.    Fees and Expenses

      Fees and expenses that are incurred directly in the interest of the Plan were paid by Acceptance Insurance Companies Inc. for the years ended December 31, 1997 and 1996.

7.    Related Party Transactions

      Silverstone Group, a related party through common management, began administering the Plan on July 1, 1994. As stated in Note 6, all fees incurred for Plan administration were paid by Acceptance Insurance Companies Inc.

8.    Investments

      Investments held by the Plan at December 31, are:

                                                               1997                       1996
                                                      Cost            Market        Cost         Market
                                                      ----            ------        ----         ------
      *Acceptance Insurance Companies
        Inc. Common Stock (121,893
        shares and 112,878 shares)             $ 1,647,411         $ 2,948,287    $1,418,759    $2,229,340

      *Acceptance Insurance Companies
        Inc. Common Stock (15,280 shares
        and 18,908 shares encumbered by
        ESOP Loan (Note 4))                         168,080            369,585       207,977       373,413

      Common Stock of unaffiliated
        Companies                                4,542,544           5,735,877     3,508,195     4,121,284

      Preferred Stock                               81,000              54,789       103,375      103,550

      Mutual funds                                 748,176             817,844       479,486       510,891

      U.S. Government Securities &
         Agencies                                1,255,511           1,277,020       329,675      337,360

      Corporate Bonds                            2,241,250           2,293,501     1,719,211    1,763,200

      Guaranteed Interest Contracts                 18,181              18,181       131,441      131,441

      Certificate of Deposit                       174,935             174,935       172,141      172,141

      Money Market Fund                          1,040,191           1,040,191       738,553      738,553

      Participant Loans                               -                449,252           -        319,113
                                                 ----------         ----------     ----------   ----------
                                               $11,917,279         $15,179,462    $8,808,813  $10,800,286
                                               ============        ===========    ==========  ============





At December 31,1997, individual investments representing 5% or more of net assets available are as follows:

                                                    Cost               Market
                                                 ----------         -----------
      *Acceptance Insurance Companies
         Common Stock                            $1,815,491         $3,317,672
      Key Trust EB Managed Guaranteed
         Investment Contract                        748,176            817,844
      First National Bank-U.S. Government
         Obligation Fund                          1,040,191          1,040,191

*Represents a Party-In-Interest
/TABLE

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Annual Report Schedules
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1997
Tax Identification Number 31-0742926
Plan Number 001
---------------------------------------------------------------------------------------------------
             Column B                                Column C                                Column D       Column E
--------------------------------      ------------------------------------------           -----------     -----------

                                             Description of Investment, Including
    Identity of Issue, Borrower           Collateral, Rate of Interest,
      Lessor or Similar Party          Maturity Date, Par on Maturity Value
                                                                                                            Current
Common Stock                                             Number of Shares                      Cost          Value
-----------------------------------    ------------------------------------------          ----------       -----------
*Acceptance Insurance Companies Inc.                         121,893                        $ 1,647,411   $ 2,948,287
*Acceptance Insurance Companies Inc.           15,280 collateralized by term note,
                                                     7.5%, maturing 2/1/2001                    168,080        369,585
Allied Group, Inc.                                             3,075                             35,704         88,022
Alrenco Inc.                                                     800                              9,000         13,100
Allstate Corp.                                                   650                             29,189         58,825
American Oilfield Divers Inc.                                  6,800                            101,150        86,700
American West Holding Corp.-B                                 10,400                            144,663       193,700
Amerus Life Holding                                            5,000                             82,500       184,375
Apogee Enterprises, Inc.                                       2,200                             25,575        26,125
Arrow Electronics Inc.                                         1,218                             27,285        39,509
Banco Latinoamericano                                          1,200                             55,094        49,650
Bedford Property Investors                                     4,500                             78,188        98,438
Belden & Blake Corp                                            1,800                              47,339        63,450
Brierly Invts Ltd                                             48,200                              34,800        34,125
Brunswick Corp                                                 1,700                              34,315        51,531
Calenergy Inc.                                                 3,800                             97,682       109,250
Calpine Corporation                                            6,500                            104,000        96,688
Capital Sr. Living Group                                      11,000                             148,500       114,813
Cavalier Homes Inc.                                              707                               3,672         6,894
Chevron Corp.                                                    510                             32,601        39,270
Chilenger Corporation                                          4,521                            107,527       110,765
Coachman Industries, Inc.                                      5,600                            105,151       120,750
Comstock Resources Inc.                                        5,700                             46,099        68,044
Corecom Inc.                                                   1,496                             22,609        15,147
Excel Realty Trust Inc.                                        3,000                             64,529        94,500
FHLMC VT                                                       1,200                             32,553        62,906
Florida East Coast Inds.                                          41                              2,815          3,941
Foremost Corp. of America                                        780                             24,668         54,405
Franklin Covey Co.                                            1,860                             42,706         40,920
Fruit of the Loom CL A                                          920                             29,813         23,575
Geon Company                                                   5,100                            116,566        119,213

H & R Block                                                   4,200                            156,676        188,213
Hexcel Corp.                                                  5,800                             28,507         144,638
IHOP Corp.                                                    1,140                             28,643         37,050
IMC Global                                                    2,700                             91,118         88,425
Int'l Dairy Queen Inc.                                        1,650                             33,619          44,189
Int'l Multfoods Corp.                                         3,900                             82,637         110,419
Insignia Financial Group                                      3,600                             76,630          82,800
Integrated Health Services, Inc.                              2,700                             61,030          84,206
KCS Energy Inc.                                               4,000                             72,388         83,000
Lancaster Colony                                              1,200                             45,275          67,650
Lincoln Electric Co CL A                                      1,079                            33,868          38,844
Lone Star Steakhouse & Saloon                                 1,900                            45,663          33,250
McCormick & Company Inc.                                      2,500                            63,125          70,000
NCR Corporation                                                  80                              2,375           2,225
New Century Energies, Inc.                                    3,500                            151,729         167,781
 Office Depot                                                 8,600                            139,337         205,863
 Omniquip Int'l Inc.                                         6,000                            105,100         119,625
Paragon Health Network Inc.                                   6,192                            106,260         121,131
Premier Parks                                                2,600                             75,400         105,300
Prentiss Properties Trust SH Ben Int                         3,500                             70,000          97,781
Reynolds & Reynolds CI A                                     1,829                             31,148          33,722
Richfood Holding Corp                                        6,100                            123,861         172,325
Rollins Inc.                                                 1,000                             21,486          20,250
Scana Corp.                                                   5,800                           154,959        173,638
SPDR Trust Units Ser 1                                        4,720                           433,442        458,135
Symantec Corp                                                 6,700                           121,816        146,981
TCA Cable TV Inc.                                               270                             7,973         12,420
Telecom Italia-SPA                                            1,100                            30,577         70,400
Tele Communications Inc. New                                  5,800                            74,712        162,038
Tupperware Corp                                               2,552                            73,438         71,137
TV Azteca S.A.                                                1,300                            24,823         29,331
U S Freightways Corp                                          2,800                           59,276          91,000
U S West Media Group                                          1,600                           33,948          46,200
Valassis Communications Inc.                                  1,025                           16,174         37,925
Viacom Inc C1 B                                               2,020                            61,042         83,705
Wang Laboratories                                             2,010                            22,864         44,471
Weatherford Enterra                                           1,070                           49,032         74,370
Whitman Corp                                                  1,796                            46,300        46,808
                                                                                             ---------      --------
        Total Common Stock                                                                 6,358,035      9,053,749

*Represents a Party-In-Interest

Mutual Funds:

Keytrust EB Managed Guaranteed
   Investment Contact                                         6,657                         748,176          817,844

Preferred Stock:
Westbridge Cap Corp.                                             40                          36,000           9,853
Microsoft Corp                                                  500                          45,000          44,936
                                                                                             ------         --------
                                                                                             81,000          54,789


U.S. Government Securities and Agencies:
U.S. Treasury                                  50,000                                          49,984          50,172
                                               Note Dated 12/12/96-5.875% Mat-11/30/97
U.S. Treasury                                  67,000                                          64,741          72,423
                                               Note Dated 8/15/94-7.25% Mat-8/15/2004
U.S. Treasury                                  100,000                                        105,063         105,313
                                               Bond Dated 5/15/75-8.25% Mat-5/15/2005
U.S. Treasury                                  410,000                                        411,395         419,225
                                               Note Dated 2/15/93-6.25% Mat-2/15/2003
FNMA                                           100,000                                        100,000          99,940
                                               Note Dated 10/24/97-6.0% Mat-10/26/99
FHLB                                           75,000                                          75,000          75,000
                                               Bond Dated 11/20/97-6.439% Mat-5/20/2003-98
FHLMC                                          100,000                                        101,000         100,157
                                               Deb. Dated 6/12/96-8.0% Mat-6/12/2006-98
FHLMC                                          75,000                                          76,688          77,157
                                               Deb. Dated 7/5/96-7.86% Mat-6/12/2006
FHLB                                           50,000                                          50,375          50,565
                                               Bond Dated 9/10/97-7.024% Mat-9/10/2007-99
FHLB                                           100,000                                        101,062         100,562
                                               Bond Dated 6/5/97-8.00% Mat-6/15/2012-98
FHLB                                           225,000                                         70,000          76,428
                                               Bond Dated 6/16/97-0.0% Mat-7/2/2012/98
FHLB                                           50,000                                          50,203          50,078
                                               Bond Dated 10/29/97-7.5% Mat-10/29/2012-98
                                                                                          -----------     ----------
                                              Total U.S.Government Securities and Agencies 1,255,511        1,277,020

Corporate Bonds:
AES                                            5,000-10.25% Mat-7/15/2006-01                      5,200           5,438
Agricul Minerals & Chems                       30,000-10.75% Mat-9/30/2003-98                    31,612         32,250
Alliant Techsystems Inc.                       30,000-11.75% Mat-3/1/2003-99                     33,000          33,150
Avondate Mills Inc.                            70,000-10.25% Mat-5/1/2006-01                     69,037         75,250
Ceasars World Inc.                             50,000-8.3875% Mat-8/15/2002-97                   51,626         51,555
California Energy Co Inc.                      70,000-9.875% Mat-6/30/2003-00                    72,100         75,908
COHO Energy Inc.                               105,000-8.75% Mat-10/15/2007-02                  104,803        105,522
Cole National Group                            85,000-9.875% Mat-12/31/2006-01                   88,363          90,950
Collins & Aikman Products                      80,000-11.5% Mat-4/15/2006-01                     89,600          90,600
Commercial Federal Corp                        50,000-7.95% Mat-3/15/2004-99                     50,000          49,500
Corporate Express Inc.                         35,000-9.125% Mat-3/15-2004-99                    35,079         35,592
Coty Inc.                                      28,000-10.25% Mat-5/1/2005-00                     29,916          29,803
Dawson Production Services                     65,000-9.375% Mat-2/1/2007-02                     66,950          68,250
      Dynacare Inc.                            40,000-10.75% Mat-1/15/2006-01                    41,025          42,100
First State Banc                               40,000-7.5% Mat-4/30/2017-01                      40,000          51,750
      Giant Industries Inc.                    95,000-9.75% Mat-11/15/2003-98                   100,106          97,432
Hayes Wheels Int Co                            70,000-11.0% Mat-7/15/2006-01                     76,125          78,400
Host Marriott Travel Plaza                     60,000-9.5% Mat-5/15/2005-00                      60,450          63,900
Mark IV Industries Inc.                        50,000-4.75% Mat-11/1/2004-00                     50,000          46,970
McKesson Corp                                  40,000-4.5% Mat-3/1/2004-99                       34,950         36,374
Moog Inc.                                      55,000-10.0% Mat-5/1/2006-01                      55,605         57,052
Nabi Inc.                                      40,000-6.5% Mat-2/1/2003-99                       39,000          29,850
National Energy Group                          75,000-10.75% Mat-11/1/2006-01                    80,906          78,750
Newport News Shipbuilding Co.                  105,000-9.25% Mat-12/1/2006-01                   109,725         111,563
Novacare Inc.                                  50,000-5.5% Mat-1/15/2000-96                      45,006          47,126
Nuevo Energy Co.                               65,000-9.5% Mat-4/15/2006-01                      65,675          69,550
Outdoor Systems Inc.                           70,000-9.325% Mat-10/15/96                        71,750          74,725
Owens & Minor Inc.                             70,000-10.875% Mat-6/1/2006-01                    72,956          77,350
Premier Parks                                  35,000-9.75% Mat-1/15/2007-02                     35,641          37,275
Quantam Health Res Inc                         25,000-4.75% Mat-10/1/2000-95                     23,062          23,281
Quest Diagnostic Inc.                          80,000-10.75% Mat-12/16/96                        84,188          87,800
Quorom Health                                  25,000-8.75% Mat-11/1/2005-00                     23,063          23,281
Stater Brothers                                50,000-11.0% Mat-3/1/2001                         50,312          54,970
Swift Energy Co.                               50,000-6.25% Mat-11/15/2005-99                    46,438          47,220
Tenet Healthcare Corporation                   45,000-10.125% Mat-3/1/2005-00                    46,237          49,163
Texas Bottling Group Inc.                      105,000-9.0% Mat-11/15/2003-98                   108,413        108,371
Tultex Corp UBS Finance Del Mtn                65,000-10.25% Mat-3/15/2005-00                    68,331         67,600
UBS Finance Del Mtn Company
   Guarantee                                   400,000-Mat-7/16/2007-99                          85,000          87,880
                                                                                               --------       ---------
                                                                                              2,241,250       2,293,501
Guaranteed Investment Contracts:
Principal Financial Group                      GIC, 6.06% Matures 12/31/98                       18,181          18,181

Certificate of Deposit:
First National Bank of Omaha                   174,935-6.75% Mat-12/31/98                       174,935         174,935

Money Market Fund:
First National Bank of Omaha                   1,040,191 Units                                1,040,191       1,040,191


Loans to Participants:                         Participant loans bearing various
                                               dates and interest rates                           -             449,252
                                                                                              ----------     -----------
     Total Investments                                                                     $11,917,279      $15,179,462
                                                                                              ==========    ===========

Acceptance Insurance Companies Inc.
Employee Stock Ownership and Tax Deferred Savings Plan
Annual Report Schedules
Item 27d - Schedule of Reportable Transactions
December 31, 1997
Tax Identification Number 31-0742926
Plan Number 001
------------------------------------------------------------------------------

Series Transactions, When Aggregated, Involving an Amount in Excess of 5 Percent of the Current Value of Plan Assets

   Column A             Column B               Column C         Column D       Column E        Column F      Column G

                                                                                 Total         Total
 Identity of                                   Number of        Number of   Dollar Value    Dollar Value       Net
Party Involved    Description of Assets        Purchases         Sales      of Purchases    of Sales          Change
--------------    ---------------------        ---------       ---------    ------------   ------------      ---------

First National
  Bank of Omaha      Money Market Funds        Various         Various      $10,820,170     $10,523,685         $296,485

SPDR TR Unit Seri    Unit Trust                      10           7          $ 1,387,830     $   935,970        $451,860






